Valley River Property Holdings, LLC
Homestead Property Holdings, LLC
Park Heritage Property Holdings, LLC
MT. V Property Holdings, LLC
Mountain Top Property Holdings, LCC
Little Rock HC&R Property Holdings, LLC
Woodland Hills HC Property Holdings, LLC
Northridge HC&R Property Holdings, LLC
APH&R Property Holdings, LLC
c/o AdCare Health Systems, Inc
454 Satellite Blvd, Suite 100
Suwanne, GA 30024

September 29, 2016

Joseph Schwartz, Manager
Skyline Healthcare LLC and Little Ark Realty Holdings, LLC
505 Marlboro Road,
Wood-Ridge, NJ 07075

Re: Third Amendment to Purchase and Sale Agreement

Dear Mr. Schwartz,

Reference is made to that certain Purchase and Sale Agreement dated May 10, 2016 between Little Ark Realty Holdings, LLC and the entities that are signatories to this letter listed below, as amended on July 14, 2016 and August 22, 2016 (the "Purchase Agreement"). Capitalized terms used in this letter which are not otherwise defined shall have the meanings assigned to such terms in the Purchase Agreement.

This letter shall confirm that the parties have agreed, for good and valuable consideration, the receipt of which is acknowledged, to amend and modify the Purchase Agreement as follows:

1. The Purchase Agreement shall be amended to change the "Outside Closing Date" from September 30, 2016 to October 6, 2016.

2. On or before September 30, 2016, Purchaser shall obtain documentation from Seller's lender, Private Bank, which authorizes Purchaser to extend the maturity date for its existing loans to the new Outside Closing Date without incurring any fees or costs or suffering any determent to its credit. In the event that Seller incurs any fees in connection with this extension, Purchaser shall pay all such fees on behalf of Seller upon presentation of invoices therefor.

3. The Purchase Agreement shall be amended to require Purchaser to increase the Deposit, which is now non-refundable, to One Million Seven Hundred Fifty Thousand Dollars ($1,750,000). Purchaser has already deposited One Million Five Hundred Thousand Dollars ($1,500,000) with Seller and, on or before September 30, 2016, Purchaser shall remit an

additional Two Hundred Fifty Thousand Dollars ($250,000) to Seller which funds are non-refundable but will be applied against the purchase price at Closing.

4. Purchaser shall be required to pay prorated rent due under the Lease for October each day it operates as a tenant under the Lease including the Closing date as of the date such payments are due under the Lease or at Closing, whichever shall first occur.

All other terms and condition of the Purchase and Sale Agreement not modified or amended herein shall remain in full force and effect.

To acknowledge Skyline's consent to these amendments and modifications, please countersign this letter in the space designated below and return it to me. Once countersigned by you, this letter shall constitute a binding amendment to the Purchase Agreement.

The terms set forth in the letter and offer to extend the Closing Date shall be deemed revoked by Seller if Purchaser has not countersigned this letter and remitted the $250,000 to Buyer on or before September 30, 2016.

Valley River Property Holdings, LLC
Homestead Property Holdings, LLC
Park Heritage Property Holdings, LLC
MT. V Property Holdings, LLC
Mountain Top Property Holdings, LCC
Little Rock HC&R Property Holdings, LLC
Woodland Hills HC Property Holdings, LLC
Northridge HC&R Property Holdings, LLC
APH&R Property Holdings, LLC

By: ______________________
William McBride, Manager of each entity

Agreed as of this __ day of September 2016

Skyline Healthcare LLC and
Little Ark Realty Holdings, LLC

By: ______________________
Joseph Schwartz, Manager

cc: Allen Koss, Koss & Schonfeld LLP